UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

International Electronics, Inc.
(Name Of Subject Company (Issuer); Name of Filing Persons (Offeror))

Linear LLC (Parent of Offeror)
Acquisition Sub 2007-2 (Offeror)
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

459436507
(CUSIP Number of Class of Securities)

Linear LLC
c/o Nortek
50 Kennedy Plaza
Providence, RI  02903
Attention: General Counsel
(401) 751-1600
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

John B. Ayer, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000
Fax: (617) 951-7050

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee

$11,617,091	$2,323.42

*

Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 1,746,931 outstanding common shares, $0.01 par value, of International Electronics, Inc., for the expected consideration in the tender offer of $6.65 per share.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Acquisition Sub 2007-2, Inc., a Massachusetts corporation (the ”Purchaser”), a wholly-owned subsidiary of Linear LLC, a California limited liability company (“Linear”), to purchase all the outstanding common shares, $0.01 par value (the ”Shares”), of International Electronics Inc., a Massachusetts corporation (the ”Company”), at a purchase price of $6.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated May 25, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the ”Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Purchaser and Linear.

          The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET

          The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

          (a) The name of the subject company is International Electronics Inc., a Massachusetts corporation. The address of the principle executive offices of the Company is 427 Turnpike Street, Canton, MA 02021, and its telephone number is (781) 821-5566.

          (b) As of May 14, 2007, there were 1,746,931 Shares outstanding.

          (c) The Shares are traded on the OTC Bulletin Board market.  The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

          (a), (b), (c) The information set forth in Section 9 “Certain Information Concerning Linear and the Purchaser” and Annex I “Directors and Executive Officers of Linear and the Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

          The information set forth in the Summary Term Sheet, Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” Section 5 “Certain U.S. Federal Income Tax Consequences,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for IEI” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

          (a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither Linear, the Purchaser nor, to the best knowledge of the Linear and the Purchaser, any of the persons listed in Annex I “Directors and Executive Officers of Linear and the Purchaser” of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.

          (a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither Linear, the Purchaser nor, to the best knowledge of Linear and the Purchaser, any of the persons listed in Annex I “Directors and Executive Officers of Linear and the Purchaser” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

          (b) The information set forth in Section 11 “Contacts and Transactions with IEI; Background of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

          (a), (c)(1)-(7) The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for IEI” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          The information set forth in Section 9 “Certain Information Concerning Linear and the Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

          The information set forth in Section 16 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

          Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

          (a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Linear, the Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

          (a)(2)-(4) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Requirements” and Section 15 “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

          (a)(5) None.

          (b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.  EXHIBITS

          See the Exhibit Index immediately following the signature page.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

          Not applicable.

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Acquisition Sub 2007-2, Inc.

Dated: May 25, 2007	By:	/s/ Edward J. Cooney

	Name:	Edward J. Cooney
	Title:	Vice President and Treasurer

Linear LLC

Dated: May 25, 2007	By:	/s/ Edward J. Cooney

	Name:	Edward J. Cooney
	Title:	Vice President and Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT

(a)(1)	Offer to Purchase dated May 25, 2007.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement published in the New York Times on May 25, 2007.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated May 14, 2007, by and among Linear LLC, Acquisition Sub 2007-2, Inc., and International Electronics, Inc.

(d)(2)	Tender and Support Agreement, dated May 14, 2007, by and among Linear LLC and John Waldstein.

(d)(3)	Tender and Support Agreement, dated May 14, 2007, by and among Linear LLC, Peter Demakis, Christopher Hentschel and Robert Stewart.

(d)(4)	Confidentiality Agreement, dated March 13, 2007, by and between Nortek, Inc. and International Electronics, Inc.

(g)	None.

(h)	None.

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